Exhibit 2.2

First Amended and Restated Operating Agreement

of

Esoteric Brewing Company, LLC

An Ohio Limited Liability Company

February 25, 2018

First Amended and Restated Operating

Agreement

of

ESOTERIC

BREWING COMPANY, LLC

First Amended and Restated Operating Agreement of Esoteric Brewing Company, LLC ~ Ohio Limited Liability Company, entered into by the Company and the Initial Members on February 25, 2018

RECITALS

A.      The Company was formed as a limited liability company under Ohio law via the filing of the Articles of Organization with the Secretary of State of Ohio on February 11, 2013.

B.       The Members and the Company entered into an Operating Agreement on November 14, 2017.

C.       The Initial Members and Manager agree to the terms and conditions of this Agreement and the Articles of Organization in consideration of the covenants contained in this Agreement and for other good and valuable consideration.

NOW THEREFORE the Members agree as follows:

ARTICLE I- DEFINITIONS

The following terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement.

1.1.       “Act” means the statutes enacted in the state of Ohio pertaining to the operation of limited liability companies, including Chapter 1705 of the Ohio Revised Code and any successor statute, as amended.

1.2.       “Agreement” means this Operating Agreement of Esoteric Brewing Company, LLC and any amendments.

1.3.        “Adjusted Capital Account Deficit” means with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant accounting period, after giving effect to the following adjustments:

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(a)       credit to such Capital Account any amount which such Member is obligated to restore pursuant to any provision of this Agreement or under Reg. § 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentence of Reg. § 1.704-2(g)(1) and (i)(5), after taking into account thereunder any changes during such year in partnership minimum gain (as determined in accordance with Reg. § 1.704-2(d)) and in the minimum gain attributable to any partner nonrecourse debt (as determined under Reg. § 1.704-2(i)(3)); and

(b)       debit to such Capital Account the items described in Reg. § 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Reg. § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

1.4.         “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under Series A control with, the Person specified. For the purposes of this definition, “control” shall have the meaning specified as of the date of this Agreement for that word in Rule 405 promulgated by the Securities and Exchange Commission under the Securities Act.

1.5.         “Articles of Organization” means the Articles of Organization filed by the Company on February 11, 2013 with the Office of the Secretary of State of the State of Ohio.

1.6.         “Assignee” means a person who has acquired a Member’s Percentage Interest in the Company, but who has not become a Member.

1.7.         “Assigning Member” means a Member who has transferred a Percentage Interest in the Company to an Assignee.

1.8.         “Capital Account” means a separate account maintained and adjusted for each Member in accordance with Article III, Section 3.2.

1.9.         “Capital Contribution” means the amount of the money, the forgiveness of any debt, and the fair market value of any services or property contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take “subject to” under IRC section 752) in consideration of Membership Interest. A Capital Contribution is not a loan.

1.10.       “Code” or “IRC” means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.11.       “Company” means Esoteric Brewing Company, LLC, a limited liability company, and any successor limited liability company.

1.12.       “Confidential Information” encompasses, but is not limited to, financial status, business plans, proprietary recipes, or other miscellaneous information; such term does not include knowledge, skills or information which is Series A to the trade or profession of the Person possessing such materials or information.

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1.13.       “Distribution Rights” means those rights defined in Article IV, Sections 4.4 and Section 4.5.

1.14.       “Economic Interest” means a Member or Assignee’s Distribution Rights and a Member or Assignee’s rights to assets of the Company in case of a Liquidity Event as set forth in Section 9.3.

1.15.       “Gross Asset Value” means the asset’s adjusted basis for federal income tax purposes except as follows:

(a)       The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of contribution, as determined by the contributing Member and the Company;

(b)       The Gross Asset Value of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (1) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (2) the distribution by the Company to a Member of more than a de minimis amount of property of the Company as consideration for an interest in the Company, and (3) the liquidation of the Company within the meaning of Reg. § 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (1) and (2), above, shall be made only if the Managers reasonably determine that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company.

(c)       The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution as determined by the distributee and the Company; and

(d)       The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Reg. § 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted to the extent the Members determine that an adjustment is not necessary or appropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

1.16.        “Initial Members” mean Brian N. Jackson and Marvin J. Abrinica.

1.17.       “Involuntary Transfer” means a transfer, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

1.18.       “Liquidity Event” means any transaction or event which results in the receipt by, or a distribution to, all Series A, Series B, and Series C Members of cash or marketable securities in exchange for, or in conversion, liquidation or redemption of all of such Series A, Series B, or Series C Members, including the Company’s merger into another entity, a sale of substantially all of the assets of the Company, or an initial public offering.

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1.19.       “Majority of Members” means a Member or Members whose Voting Interest represents more than 50 percent of the Voting Interest of all the Members.

1.20.       “Manager” is defined in Article V, Section 5.1.

1.21.       “Meeting” is defined in Article V, Section 5.5.

1.22.       “Member” means the Initial Members or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who remains a Member.

1.23.       “Membership Interest” means the total ownership rights held by a Member, and may also be referred to as a “Unit.”

1.24.       “Notice” means a written notice required or permitted under this Agreement, including by hand-delivery, overnight mail, or email, deemed given upon receipt.

1.25.       “Percentage Interest” means the ownership interest of that Member set forth in Section 7.7, 7.8, and 7.9 , and expressed as a percentage and set forth in Exhibit A; or the ownership interest of a Member of a certain class as determined by dividing the Member’s Units by the total Units of that particular class.

1.26.       “Person” means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity.

1.27.       “Profits Interest” means the a Member or Assignee’s Distribution Rights, but does not include any management rights, including the right to inspect the books and records of the Company or any Voting Interest; the Profits Interest of each Member is expressed via a percentage at Exhibit A

1.28.       “Profits and Losses” means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with IRC section 703 (a).

1.29.       “Regulations” (“Reg”) means the income tax regulations promulgated by the United States Department of the Treasury.

1.30.       “Series A Member” means a Member that holds a Series A Unit.

1.31.        “Series A Unit” means a Series A membership interest that consists of full Profits Interest and full Voting Interest.

1.32.        “Series B Member” means a Member that holds a Series B Unit.

1.33.       “Series B Unit” means a Series B membership interest that consists of Profits Interest but no Voting Interest, Series B Units only have voting rights as set forth in Article IV, Section 4.4..

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1.34.       “Series C Member” means Member that holds a Series C Unit.

1.35.       “Series C Unit” means a Series C membership interest that consists of no Profits Interest and no Voting Interest. The Series C Units only have a right to receive a distribution of assets from the Company in the event of a Liquidity Event.

1.36.       “Substituted Member” is defined in Article VIII, Section 8.4.

1.37.       “Successor in Interest” means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

1.38.       “Total Disability” means a physical or mental condition of a Member resulting from bodily injury, disease, or mental disorder which renders him or her permanently incapable of providing his or her usual and customary services to the Company. The Total Disability of a Member shall be determined in the sole and absolute discretion by the Manager based on the opinion of a licensed physician chosen by the Manager. However, if the affected Member is not satisfied with the Manager’s decision, the Member must so notify the Company in writing within 10 days after such Member’s receipt of written notice of such determination by the Manager, and must submit to examination by three competent physicians, one selected by the Company, one selected by the Member, and one selected by the two physicians so selected. The decision of a majority of these physicians shall supersede the Manager’s decision and shall be final and conclusive.

1.39.       “Unit” means total ownership interests held by a Member, may also be called “Membership Interest.”

1.40.        “Voting Interest” means, with respect to a Member, the right to vote a Membership Interest on matters presented to Members for a vote as expressly set forth in this Agreement. Voting Interest is expressed as a percentage as Exhibit A.

ARTICLE II- FORMATION

2.1.        Brian N. Jackson caused the Articles of Organization under the name of Esoteric Brewing Company, LLC to be filed in accordance with the Act. All business will be conducted under this name or some other name as determined by the Manager.

2.2.        The principal office of the Company is 3713 Charloe Ct., Cincinnati, OH 45227 or such other place as may be determined by the Manager.

2.3.        The purpose of the Company is to transact any and all lawful business, including engaging in the business of operating a brewery and bar.

2.4.        The Statutory Agent shall be Brian N. Jackson, located at 3713 Charloe Ct., Cincinnati, Ohio 45227.

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ARTICLE III- CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

3.1.        Each Member has made a Capital Contribution to the Company in an amount to be set forth on Exhibit A. Additional Capital Contributions by any Member, or any new Member, will be set forth on Exhibit A. As such Exhibit A may be amended with valid changes by the Manager without approval of the Members.

3.2.       An individual Capital Account shall be maintained for each Member consisting of that Member’s Capital Contribution, (1) increased by that Member’s share of Profits accrued, (2) decreased by the amount of cash or Gross Asset Value of property of the Company distributed to the Member pursuant to this Agreement, (3) decreased by such Member’s distributive share of Losses, and (4) adjusted as required in accordance with applicable provisions of the Code, the Regulations, and this Agreement.

3.3.       Except as provided in this Agreement, a Member shall not be entitled to withdraw any part of the Member’s Capital Contribution or to receive any distributions from the Company.

3.4.       A Member shall not be bound by, nor be personally liable for, the expenses, liabilities, or obligations of the Company, except as otherwise provided in the Act, in this Agreement, or in a separate written agreement executed by such Member.

3.5.       Except for the preferences expressly granted to the Members in this Agreement, no Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, or credits thereof.

3.6.       Any Member may lend funds to the Company in such amounts and on such terms as such Member and the Company may agree, subject to the Manager’s approval. A loan by any Member to the Company shall not be considered a Capital Contribution to the Company.

ARTICLE IV: ALLOCATIONS AND DISTRIBUTIONS

4.1.       The Profits and Losses of the Company shall be allocated to each Member as follows:

(a) After giving effect to the Regulations and Regulatory Allocations as set forth in Exhibit C, Profits for any fiscal period shall be allocated in the following order:

(1) First to Distributions actually paid to Series C Members.

(2) Second, to the Series A Members and Series B Members in proportion to the Losses allocated to them by Sections 4.1(b)(1) and 4.1(b)(2) until the aggregate Profits allocated to the Series A Members and Series B Members pursuant to this 4.1(a)(2) are equal to the aggregate Losses allocated to the Series A Members pursuant to Sections 4.1(b)(1) and 4.1(b)(2).

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(3) Next, to the Series A Members and Series B Members in proportion to their Capital Contributions, less non-Tax Distributions received, until an amount equal to such Series A Member’s Capital Contribution has been allocated to the Members.

(4) The balance shall be allocated to the Series A Members and Series B Members in accordance with their Profits Interest.

(b) After giving effect to the Regulations, Losses for any fiscal period shall be allocated in the following order:

(1) First, to the Series A Members and Series B Members in accordance with their Profits Interests, except that Losses shall not be allocated pursuant to this Section 4.1(b)(1) to the extent such allocation would cause any Series A Member or Series B Member to have an Adjusted Capital Account Deficit at the end of such fiscal year.

(2) Second, any Losses that cannot be allocated to a Series A Member or Series B Member because it would create an Adjusted Capital Account Deficit shall, to the extent other Series A Members or Series B Members have a positive Capital Account balances, be allocated among the other Series A Members for whom the allocation would not create an Adjusted Capital Deficit in proportion to their relative Profits Interests.

(3) Finally, to the all Series A Members and Series B Members in accordance with their Profits Interests.

4.2.       If any Member unexpectedly receives any adjustment, allocation, or distribution described in Reg. sections 1.704-1 (b)(2)(ii)(d)(4), 1.704-1 (b)(2)(ii)(d)(5), or 1.704-1 (b)(2)(ii)(d)(6), as same may be amended, or under any successor statutes thereof, items of Company gross income and gain shall be specially allocated to that Member in an amount and manner sufficient to eliminate any deficit balance in the Member’s Capital Account created by such adjustment, allocation, or distribution as quickly as possible. Any special allocation under this Section 4.2 shall be taken into account in computing subsequent allocations of Profits and Losses so that the net amount of allocations of income and loss and all other items shall to the extent possible, be equal to the net amount that would have been allocated if the unexpected adjustment, allocation, or distribution had not occurred. The provisions of this Section 4.2 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Reg. sections 1.704-1(b) and 1.704-2, as same may be amended from time to time, or under any successor regulations thereof, and shall be interpreted and applied in a manner consistent with such Regulations.

4.3.       In the case of a Transfer of a Percentage Interest during any fiscal year, the Assigning Member and Assignee shall each be allocated a share of Profits or Losses based on the number of days each held the Percentage Interest during that fiscal year.

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4.4.       To the extent the Company’s cash on hand exceeds current and anticipated needs, including the need to fully satisfy any indebtedness, the Manager may, subject to the restrictions set forth in this Agreement, direct the Company to make distributions to the Series A Members and Series B Members. Such Distributions shall be made as follows:

a.	In proportion to the Series A Members and Series B Members’ Capital Contribution, minus non-Tax distributions received pursuant to Section 4.5, until an amount equal to the Series B Members’ Capital Contribution has been distributed to the Series B Members.

b.	Then to the Series A Members and the Series B Members in accordance with their Profits Interest.

4.5.       Notwithstanding any other provision in this Article IV, to the contrary, to the extent the Company’s cash on hand exceeds, as determined by the Manager, current and anticipated needs, including the need to fully satisfy any indebtedness, on or before April 10 of each year, the Company shall distribute to each Series A Member and Series B Member a cash amount (“Tax Distribution”) for the purpose of offsetting the tax liability generated by that portion of the Company’s Profits allocated to such Series A Member. The amount of each Series A Members’ Tax Distribution shall be equal to the product of such Series A Member’s apportioned Profits multiplied by the sum of (i) the highest marginal federal tax rate applicable to individuals and (ii) the highest marginal tax rate of the State of Ohio applicable to individuals. However, notwithstanding anything herein to the contrary, in no event shall the aggregate amount of any Tax Distributions exceed the Company’s liquid cash on hand at the time the Tax Distribution amounts are determined, and in no event shall the Company be required to borrow funds or sell Property in order to make a Tax Distribution. Tax Distributions made pursuant hereto shall not reduce the amount of any other distribution preferences or other amounts distributable to the Members.

ARTICLE V: MANAGEMENT

5.1.       The business of the Company shall be managed by a Manager appointed by Brian N. Jackson for as long as Brian N. Jackson is a Member. Successor or additional managers may be elected by a Majority of Members. Unless explicitly set forth in this Agreement, all decisions concerning the operation and management of the Company’s business shall be made by a majority of Managers (referred to in this Agreement as “Manager”).

5.2.       Notwithstanding any other provision in this agreement, the Manager may not take any of the following actions without first obtaining consent of a majority percentage of the Profits Interests of Series A Members and Series B Members, voting in the aggregate:

a.	Any distribution to the Members under Section 4.4;

b.	The creation of any new class or series of Membership Interests;

c.	Dissolution or liquidation of the Company;

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d.	Any merger, consolidation, sale of substantially all of the Company’s assets, or any other event that would result in a change of control in the Company.

5.3.       The Manager appointed by Brian Jackson shall serve until the Manager’s resignation, retirement, death, or Total Disability. Any additional Manager shall serve until that Manager’s resignation, retirement, death, or Total Disability or (2) that Managers’ removal by a vote of a Majority of Members.

5.4.       The officers shall be appointed by the Manager, and shall exercise such duties as ordinarily required of those officers. The initial officers are indicated on Exhibit B.

5.5.       No Member shall, (other than a Member serving as Manager) have any authority to bind the Company to any agreement or other obligation or to act or purport to act on behalf of the Company.

5.6.       Neither the Members nor Managers are required to hold meetings. Decisions may be reached by written resolution among a Majority of Members or a majority of Managers as applicable. The lack of a written agreement shall not invalidate an otherwise valid decision made by the Managers or the Members.

5.7.       Special meetings may be called by a Majority of Members or any Manager by providing written notice to all other Members and the Company not less than three (3) days and not more than sixty (60) days before the meeting, specifying the time, place and general purposes of the meeting. Notwithstanding the foregoing provisions, a Member who is entitled to notice waives notice if before or after the meeting the Member signs a waiver of the notice which is filed with the records of Members’ meetings, or if such Member is present at the meeting in person or by proxy. Unless this Agreement provides otherwise, at a meeting of Members, the presence in person or by proxy of Members representing a Majority of the Members constitutes a quorum.

ARTICLE VI: ACCOUNTS AND RECORDS

6.1.       All assets of the Company shall be held in the name of the Company.

6.2.       All funds of the Company shall be deposited in at least one account with at least one recognized financial institution in the name of the Company, at such locations as shall be determined by the Manager. Withdrawal from such accounts shall require the signature of such persons the Manager designates.

6.3.       Complete books of account of the Company’s business shall be kept at the Company’s principal office and shall be open to inspection by each Member or the Member’s authorized representatives on reasonable Notice during normal business hours. The costs of such inspection and copying shall be borne by the Member requesting the same.

6.4.       Financial books and records of the Company shall be kept in a manner determined by the Manager. The Manager may select an accountant to maintain such books and records.

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6.5.       The fiscal year of the Company shall be January 1 through December 31, unless otherwise determined by the Manager.

6.6.       Intentionally Left Blank.

6.7.       For purposes of this Section 6.7, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015 as such provisions may subsequently be modified.

(a) The Manager shall designate one of the Members to be the Company’s designated “partnership representative” within the meaning of Code Section 6223 (the “Tax Representative”) with sole authority to act on behalf of the Company for purposes of Subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. If no such designation is made, the “partnership representative” shall be Marvin J. Abrinica.

(b) If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provisions) to have Subchapter C of Chapter 63 of the Code not apply to any federal income tax audits and other proceedings, the Tax Representative shall cause the Company to make such election.

(c) If any “partnership adjustment” (as defined in Code Section 6241(2)) is determined with respect to the Company, the Tax Representative shall promptly notify the Members upon the receipt of a notice of final payment adjustment, and shall take such actions as directed by the Manager in writing within 10 business days after the receipt of such notice, including whether to file a petition in Tax Court, cause the Company to pay the amount of any such adjustment under Code Section 6225, or make the election under Code Section 6226.

(d) If any “partnership adjustment” (as defined in Code Section 6241(2)) is finally determined with respect to the Company and the Tax Representative has not caused the Company to make the election under Code Section 6226, then (i) the Members shall take such actions requested by the Tax Representative, including filing amended tax returns and paying any tax due in accordance with Code Section 6225(c)(2); (ii) the Tax Representative shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4) and (5); and (iii) any “imputed underpayment” (as determined in accordance with Code Section 6225) or partnership adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Tax Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

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(e) If any subsidiary of the Company (i) pays any partnership adjustment under Code Section 6225; (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on the subsidiary, or (iii) makes an election under Code Section 6226, the Tax Representative shall cause the Company to make the administrative adjustment request provided for in Code Section 6227 consistent with the principles and limitations set forth in Sections (c)-(e) above for partnership adjustments of the Company, and the Members shall take such actions reasonably requested by the Tax Representative in furtherance of such administrative adjustment request.

(f) The obligations of each Member or former Member under this Section 6.7 shall survive the transfer or redemption by such Member of its Membership Interest and the termination of this Agreement or the dissolution of the Company.

6.8.       Within 120 days after the end of each taxable year, the Company shall send to each Member all information necessary for the Members to complete their federal and state income tax or information returns, and a copy of the Company’s federal, state, and local income tax or information returns for such year.

ARTICLE VII: CLASSES OF MEMBERSHIP, DUTIES, RIGHTS, AND LIABILITIES

7.1.       No Member shall be personally liable to satisfy any obligation or liability of the Company solely by reason of being a Member. The debts, obligations and liabilities of the Company are solely the Company’s. The failure of the Members to observe any requirements relating to the exercise of their powers or management of the Company’s business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Members for the Company’s liabilities.

7.2.       The Company shall indemnify all Persons whom it may indemnify pursuant to the Act to fullest extent permitted.

7.3.       Each Member acknowledges that as a result of the Member’s participation in the Company, the Member may have access to Confidential Information which is the property of another Member or of the Company. Each Member agrees to protect the Confidential Information of the Company or any other Member. Each Member agrees that, during or after the period of association, membership, or employment with the Company, the Member will not use or divulge to others, any of the Confidential Information which the Member may obtain or learn about during or as a result of association with the Company, unless authorized to do so in writing by the Company.

7.4.       No Member shall be restricted in owning an interest or engaging in any other business venture, unless such Member has entered into a separate noncompetition or nonsolicitation agreement with the Company.

7.5.       Members who provide services to the Company may be entitled to receive reasonable compensation for such services as determined from time to time by the Manager. Any compensation paid to a Member for services shall constitute a guaranteed payment pursuant to Section 707(c) of the Code.

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7.6.       The Company has authorized 2,500 Series A Units, 25,000 Series B Units, and 12,000 Series C Units. 1000 Series A Units are issued and outstanding, held by the Initial Members. 9,000 Series B Units are issued pursuant to a private placement that commenced on February 25, 2018 (the “PPM”). Up to 9,000 Series B Units are intended to be sold to investors pursuant to the terms of the PPM. Up to 9,000 Series C Units shall be issued and intended to be sold pursuant to a Regulation A+ offering (the “Reg A”).

7.7.       Initially, the Series B Units shall collectively hold Percentage Interests equal to the lesser of 1) 0.00333% multiplied by the number outstanding Series B Units or 29.97% collective Percentage Interests.

7.8.       Initially, the Series C Units shall collectively hold Percentage Interests equal to the lesser of 1) 0.00333% multiplied by the number of outstanding Series C Units or 2) 29.97% collective Percentage Interests.

7.9.       Initially, the Series A Units collectively equal Percentage Interests equal to 100% minus the Percentage Interests held, collectively, by the Series B Members and Series C Members, collectively. If any new Series A Units are issued or sold the Percentage Interest of the Series B Units and Series C Units shall not be affected.

7.10.     If any additional Series B Units or Series C Units are issued and sold, the Series C Units will be diluted pro rata in accordance with their Percentage Interest.

7.11.     Notwithstanding any other provision in this agreement, up to 250 Series A Units may be issued by the Company at any time as compensation for services provided to the Company, without being subject to the rights of Members under Section 8.6. Such 250 Series A Units will be known as the “Option Pool.”

7.12.     Unless otherwise set forth in this Agreement, each Member entitled to vote on a given matter shall vote in proportion to their Voting Interest, as of the governing record date. Any action that may or must be taken by the Members shall be by a vote of a Majority of Members, unless otherwise required by the Act.

7.13.     No Member shall have the right to withdraw as Member, or be repaid any capital contribution except as provided in this Agreement.

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ARTICLE VIII: TRANSFERS OF MEMBERSHIP INTERESTS

8.1.       Upon the death or Total Disability of a Member who is also a Manager or Officer, such affected Member shall cease to be a Member of the Company. The affected Member or the affected Member’s personal representative shall tender all of the Membership Interest held by the affected Member within 60 days of such Member’s death or Total Disability. Within 60 days the Company shall have the option to purchase the tendered Membership Interest at a price equal to the Percentage Interest of the Appraised Value. The “Appraised Value” means the total enterprise value of the Company as a going concern, without any minority ownership, lack of control, or lack of marketability discount, as determined by an independent business valuation expert with at least 5 years’ experience in valuing businesses similar to the Company, selected by a Majority of Members not including the affected Member. After selection, the valuation expert shall have 30 days to inform the Company in writing of the “Appraised Value.” Within 30 days of receiving the Appraised Value, the Company shall pay the greater of (i) life insurance or disability insurance proceeds received by the Company as a result of the death or Total Disability of the Member, or (ii) an amount equal to at least 10% of the purchase price at closing, and issue a promissory note for the balance of the purchase price (the “Purchase Price”). Any such promissory note shall bear interest at a rate equal to the applicable federal prime rate in effect for loans of similar amount and maturity. The principal shall be payable in equal annual installments over the term determined by the purchaser, but in no event shall the term be longer than 10 years. Interest shall be payable quarterly and if the federal prime rate in effect changes while principal or interest remains outstanding, the rate of interest payable under the note shall be adjusted quarterly. Upon receipt of the Purchase Price, the affected Member or affected Member’s personal representative shall deliver to the purchaser(s) bills of sale for the Membership Interest being purchased, together with all other documents necessary to transfer such Membership Interest, free and clear of all claims. If the Company declines this option, the Units may be transferred as otherwise set forth in this Agreement.

8.2.       Notwithstanding any other provision of this Agreement to the contrary, a Series A Member or Series B Member may transfer all or any portion of the Economic Interest associated with its Percentage Interest to any combination between or among another Member, the Member’s spouse, and the Member’s issue, or a revocable trust created for the benefit of any of the foregoing (“Permitted Transferees”).

8.3.       Except as expressly provided in this Agreement or approved by the Manager and a Majority of Members, a Member shall not transfer any part of the Member’s Membership Interest in the Company, whether now owned or hereafter acquired unless:

a.	the transfer is due to death or Total Disability as set forth in Section 8.1;

b.	the transfer is a transfer of the Economic Interest associated with the Percentage Interest and the transfer is made to a Permitted Transferee as set forth in Section 8.2;

c.	the transfer is made between the Initial Members;

d.	the Company and the Members have exercised, or have declined to exercise, their respective rights to purchase the Member’s Membership Interest pursuant to Section 8.5.

No Membership Interest may transfer when added to the total of all other Membership Interests transferred in the preceding 12 months, such transfer will cause the termination of the Company under the Code or the Act.

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8.4.       A prospective transferee of a Membership Interest may be admitted as a Member (a “Substituted Member”) only 1) if the transferee is already a Member or 2) with approval of a Majority of Members and the Manager. Any prospective transferee of a Membership Interest shall be deemed an Assignee until such prospective transferee has been admitted as a Substituted Member. Any person admitted to the Company as a Substituted Member shall be subject to all provisions of this Agreement.

8.5.        (a) If a Member (for purposes of this Section 8.5, the “Proposed Transferor”) wishes to transfer Units pursuant to Section 8.3(e), the Proposed Transferor shall do so only for cash, unsecured promissory notes or a combination of the foregoing, and shall first give written notice (for purposes of this Section 8.5, the “Offer Notice”) to the Company, identifying the Units proposed to be transferred (the “Offered Units”) and stating the price at which, and other material terms on which, the Proposed Transferor wishes to transfer the Offered Units. If the Proposed Transferor has received a written or oral expression of interest to purchase the Offered Units from a third party and proposes to transfer all or any portion of the Offered Units to such third party, the price, form of consideration and other material terms stated in the Offer Notice shall be substantially identical to those offered by such third party.

(b) Delivery of an Offer Notice to the Company shall constitute an offer to transfer the Offered Units, in whole but not in part (for purposes of this Section 8.5 the “Offer”), first to the Company, then to the non-transferring Members at the price and on the other material terms described in the Offer Notice.

(c) Within five calendar days after it receives an Offer Notice, the Company will deliver a copy of the Offer Notice to each Series A Member and Series B Member.

(d) The Company shall have the first right to accept the Offer with respect to all or any portion of the Offered Units by providing written notice to the Proposed Transferor not later than 14 calendar days after the Company received the Offer Notice.

(e) If the Company does not elect to purchase all of the Offered Units, the Company shall notify all Series A Members and Series B Members of their right to purchase the remaining Offered Units (the “Remaining Offer”), specifying the pro rata share of the remaining Offered Units which may be acquired by each such Series A Member and Series B Member.

(f) If the Company refuses to purchase any portion of the Units of the transferring Member, then the non-transferring Series A Members and Series B Members shall have the right to purchase such Units pro rata among them. The pro rata portion is calculated by including only the Units of those Series A Members and Series B Members electing to purchase under this Section 8.5(f). Such election must be made by written notice to the Company within 15 days of receiving notice of the Remaining Offer.

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(g) If the Company and/or non-transferring Series A Members and Series B Members do not accept, in the aggregate, an Offer in its entirety, then, at the option of the Proposed Transferor, all acceptances made, if any, shall be null and void and without effect, and the Proposed Transferor may Transfer all of the Offered Units (subject to the provisions of this Agreement other than this Section 8.5(h) and subject to any other agreements binding on the Proposed Transferor) at any time within the period of 90 calendar days beginning on the date the Company received the Offer Notice on the terms and conditions, including price, set forth in the applicable Offer Notice (and only to the third party named in such Offer Notice, if and as applicable). The provisions of this Section 8.5 shall again apply to any transfer of Offered Units not transferred within such period.

8.6.       Other than new issuances under Section 7.11, the provisions of this Section 8.6 shall apply to the issuance of any new Membership Interests.

(a) Each Series A Member and Series B Member shall have the right (its “Participation Right”) to purchase up to its pro rata share of any new Membership Interests that the Company may from time to time propose to sell and issue (at the price and upon the general terms specified in the New Issue Notice (as defined below) regarding such new Units and otherwise on the terms of this Section 8.6).

(b) Whenever the Company proposes to issue and sell any new Units, the Company shall give each Series A Member and Series B Member written Notice (a “New Issue Notice”) describing the type and amount of new Units proposed and the price and general terms upon which the Company proposes to issue such new Units, specifying a proposed closing date at least 10 days after the date all Series A Members and Series B Members shall have received the New Issue Notice.

(c) Each Series A Member and Series B Member may exercise its Participation Right with respect to any proposed new Units through notice to the Company, given within 5 days after such Member received the New Issue Notice describing the new Units. The pro rata portion is calculated by including only the Units of those Series A Members and Series B Members electing to purchase under this Section 8.6(c).

(d) The Company may sell the new Units not committed for by Series A Members or Series B Members pursuant to the foregoing provisions of this Section 8.6 at a price and upon general terms no more favorable to the purchasers than those specified in the New Issue Notice with regard to such new Units, at any time during the 365 days following the expiration of the period specified in Section 8.6(c) above.

(e) If the Company does not sell, or obtain binding agreements to purchase, all of the proposed issue not committed to be purchased by Series A Members and Series B Members within the period specified in Section 8.6(d), the Company shall not be obligated to sell any of such new Units.

(f) The sale of any new Units to Members shall be closed on the same terms, at the same place as, and simultaneously with, the sale of any such new Units to any other purchasers, if any (provided that the closing shall not take place earlier than the proposed closing date specified in the applicable New Issue Notice without the consent of all Participants).

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8.7.     (a) If at any time a Majority of Members propose to transfer (a “Proposed Transfer”) a Majority of Membership Interests (a “Proposed Transaction”), a Majority of Members shall have the right (the “Drag-Along right”) to require all (but not less than all) of the remaining Membership Interests (“Minority Members”) to sell in the Proposed Transaction all of the Membership Interests then owned by the Minority Members on the same terms and conditions as are obtained by a Majority of Members. Each Member shall take all reasonable steps necessary to enable such Member to comply with the provisions of this Section 8.7, including executing and performing a purchase and sale, merger, or other applicable acquisition agreement on the same terms as a Majority of Members. A Majority of Members shall keep each Minority Member advised in writing of, and consult on a timely basis with, each Minority Member concerning any transfer with respect to which the Majority of Members have exercised the Drag-Along Right

(b) To exercise the Drag-Along Right, the Majority Members shall give each Minority Member and the Company a written notice (“Drag-Along Notice”) containing (1) confirmation that the Proposed Transferee proposes to acquire all the then outstanding Membership Interests, (2) the name and address of the Proposed Transferee and (3) the proposed purchase price, terms of payment and other material terms and conditions of the Proposed Transferee’s offer. Each Minority Member shall thereafter be obligated to sell all (but not less than all) of its Membership Interest as provided in such Drag-Along Notice, provided, that the transaction is consummated within 180 days of delivery of the Drag-Along Notice. If the sale is not so timely consummated, then each Minority Member shall no longer be obligated to sell its Membership Interest pursuant to that specific Drag-Along Notice, but shall remain subject to the provisions of this Section 8.7 with respect to any subsequent transfer to which the Drag-Along Right would apply.

8.8.       The sale of Membership Interests in the Company to the Members is being offered pursuant to exemption under the Securities Act of 1933 at Section (3)(a)(11) and Rule 147 and/or the Ohio Revised Code at R.C. 1707.03(O) and/or 17 CFR section 230.251. The Units have not been qualified or registered under the securities laws of any state, or registered under the Securities Act of 1933, in reliance upon exemptions from the registration provisions of those laws. Other than set forth above, no attempt has been made to qualify the offering and sale of Membership Interests in Ohio or any other state. Notwithstanding any other provision of this Agreement, Membership Interests may not be transferred or encumbered unless registered or qualified under applicable state and federal securities law or unless, in the opinion of legal counsel to the Member satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest shall be responsible for all legal fees incurred in connection with such opinion.

8.9.       Each Series C Member holding at least 250 Series C Units shall have the right exercisable at any time by delivering written notice of such exercise to the Company, to convert all Series C Units to Series B Units on a one-to-one conversion rate (“Series B Unit Conversion Right”).

8.10.     Each party hereby agrees that money damages would not be sufficient remedy for breach of this Article VIII and all parties agree that each party shall be entitled to specific performance and injunctive or other equitable relief as remedy for such breach. Such equitable remedies are in addition to all other remedies.

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ARTICLE IX: DISSOLUTION

WINDING UP, AND LIQUIDITY EVENTS

9.1.       The Company shall be dissolved on the first to occur of the following events:

(a) The written agreement of a Majority of Members and the Manager to dissolve the Company.

(b) The sale or other disposition of substantially all of the Company assets.

(c) The entry of a decree of judicial dissolution by any Ohio Court.

9.2.       Upon dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Manager shall wind up the affairs of the Company. The Manager shall give written Notice of the commencement to all known creditors and claimants against the Company whose addresses appear in the records of the Company. The assets of the Company shall be distributed or applied as set forth in Section 9.4.

9.3.       Upon occurrence of dissolution or a Liquidity Event, the assets of the Company shall be distributed as follows:

(a) To creditors in satisfaction of the Company’s liabilities, including establishment of reasonable reserves for contingent liabilities in amounts and for periods reasonable determined by the Manager”);

(b) To the Members, in proportion to and to the extent of their respective Capital Contribution, minus non-tax distributions already paid.

(c) To all Members in accordance with their Percentage Interests.

Liquidation proceeds shall be paid within 60 days of the end of the taxable year, o, if later, within 90 days after the date of liquidation.

9.4.       Each Member shall look solely to the assets of the Company for the return of the Member’s Capital Contribution, and if the Company property remaining after the payment or discharge of all prior debts and obligations is consumed in full, then such Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement.

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ARTICLE X - GENERAL PROVISIONS

10.1.       This Agreement constitutes the entire agreement of the Members and the Company with respect to the subject matter of this Agreement, and it shall not be modified in any respect except by a written instrument executed and approved both by Members with, collectively, a 55% Voting Interest and the Manager, provided that if any modification that would have a materially adverse effect on a class of Membership Interests, a Majority of Members of that Class must approve such amendment. This Agreement supersedes all prior written and oral agreements by and among the Members or the Company.

10.2.       This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

10.3.       This Agreement shall be construed and enforced in accordance with the laws of the State of Ohio. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall if possible, be construed as though more narrowly drawn if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall to the extent of such invalidity, illegality or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect. The intent of the parties is that the Company is recognized as a limited liability company under the Code, and all provisions herein are to be interpreted under Ohio law to conform to such intent.

10.4.       Whenever used in this Agreement the singular shall include the plural, the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation, and as the context and meaning of this Agreement may require.

10.5.       The parties to this Agreement shall promptly do all acts reasonably necessary to perform their respective obligations under this Agreement and to carry out the intent of the Members.

10.6.       Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

10.7.       The article, section, and paragraph titles and headings contained in this Agreement are inserted as matter of convenience and for ease of reference only and shall be disregarded for all other purposes.

10.8.       Each Member acknowledges that the Member may have access to trade secrets.

10.9.       Each Member appoints the Managers its attorney for it to sign or execute any documents that may be appropriate, and to sign or execute any documents as may be necessary or advisable to reflect the exercise by the Manager.

[Signatures on following page.]

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IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement.

INITIAL MEMBERS

Brian N. Jackson

/s/Brian N. Jackson	Date ___2/20/18______

Marvin J. Abrinica

/s/ Marvin J. Arbinica	Date ___2/24/18_______

MANAGER

Brian N. Jackson

/s/ Brian N. Jackson	Date __2/20/18_________

EXHIBIT "A"

to Operating Agreement of

Esoteric Brewing Company, LLC

Membership Interests and Contributions

Names and Addresses of Initial Members

Member	Initial Capital Contributions	Series A Units	Total Percentage Interests	Total Profits Interests	Total Voting Interests

Brian N. Jackson 3713 Charloe Ct. Cincinnati, OH 45227 Brian.jackson@esoteric.com	$80.00	800	76.68%	76.60%	80.00%

Marvin J. Abrinica 3450 Madison Rd. Cincinnati, OH 45209 Marvin@thrivera.io	$20.00	200	19.17%	19.17%	20.00%

Members	Capital Contributions	Series B Units	Total Percentage Interests	Total Profits Interest	Total Voting Interest

Allyn N. Kaufman 935 Spruce Glen Morrow, OH 45152	$25,000.00	273	0.91%	0.91%	0%

Taylor M. Shockey James J. Joyce 1365 Burdett Ave. Cincinnati, OH 45206	$40,000.00	435	1.45%	1.45%	0%

Todd Joseph Statt 9413 Daly Rd. Cincinnati, OH 45231 Grimelowe@gmail.com	$25,000.00	250	0.83%	0.83%	0%

Michael Brian Williams, Jr. 2853 Lawndale Ave. Cincinnati, OH 45212 MIKEBWILLIAMS@gmail.com	$30,000.00	300	0.99%	0.99%	0%

EXHIBIT "B"

to Operating Agreement of Esoteric Brewing Company, LLC

Officers

Brian N. Jackson	Chief Executive Officer and President

Marvin J. Abrinica	Chief Marketing Officer

EXHIBIT "C"

C.1 Special Allocations. The following allocations, which supersede those of Section 4.1, shall be made in the following order:

(a)       Company Minimum Gain Chargeback. Notwithstanding any other provision of Article IV or this Exhibit C, if there is a net decrease in Company Minimum Gain during any fiscal year of the Company, each Member shall be specially allocated items of gross income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Reg. § 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Reg. § 1.704-2(f)(6) and 1.704-2(j)(2). “Company Minimum Gain” has the meaning ascribed to “partnership minimum gain” as set forth in the Reg. § 1.704-2(d). This Section 1(a) is intended to comply with the minimum gain chargeback requirement in Reg. § 1.704-2(f) and shall be interpreted consistently therewith.

(b)       Member Minimum Gain. Notwithstanding any other provision of this Agreement except Section 1(a) above, if there is a net decrease in Member Minimum Gain attributable to Member Funded Debt (as defined in Section 1(f)(1) below) during any fiscal year of the Company, each Member who has a share of the Member Minimum Gain attributable to such Member Funded Debt, determined in accordance with Reg. § 1.704-2(I)(i)(5), shall be specially allocated items of gross income and gain for such year (and, if necessary, subsequent years) in accordance with the provisions of Reg. § 1.704-2(I)(4). Allocations pursuant to the preceding sentence shall be made in proportion to the respective amounts required to be allocated to each member pursuant thereto. The items to be so allocated shall be determined in accordance with Reg. § 1.704-2(I)(i)(4) and 1.704-2(j)(2). “Member Minimum Gain” has the meaning ascribed to “partner minimum gain” as set forth in Reg. § 1.704-2(I)(i)(3). This Section 1(b) is intended to comply with the minimum gain chargeback requested in Reg. § 1.704-2(I)(i)(4) and shall be interpreted consistently therewith.

(c)       Qualified Income Offset. In the event any Member receives adjustments, allocations or distributions described in Reg. § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by Regulations, any Adjusted Capital Account Deficit, as quickly as possible, provided that an allocation pursuant to this Section 1(c) shall be made only to the extent that each Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Section 1(c) were not in this Agreement. This provision is intended to comply with the qualified income offset requirement contained in Reg. § 1.704-1(b)(2)(ii)(d)(3) and shall be construed in accordance with the provisions thereof.

(d)       Chargeback. In the event any Member has a deficit Capital Account at the end of any Company fiscal year, each such Member shall be specially allocated items of Company income and gain in the amount of such deficit as quickly as possible, provided that an allocation pursuant to this Section 1(d) shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article IV have been tentatively made as if this Section 1(d) were not in this Agreement.

(e)       Nonrecourse Deductions. Nonrecourse Deductions shall be allocated to the Members in proportion to their Profits Interests. For the purposes of this Agreement, “Nonrecourse Deductions” shall have the meaning set forth in Reg. § 1.704-2(b)(1).

(f)       Member Funded Deductions. Any Member Funded Deductions for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Funded Debt to which such Member Funded Deductions are attributable in accordance with Reg. § 1.701-2(i).

(1)       “Member Funded Debt” has the meaning ascribed to “partner nonrecourse debt” as set forth in Reg. § 1.704-2(b)(4).

(2)       “Member Funded Deductions” has the meaning ascribed to “partner nonrecourse deductions” as set forth in Reg. § 1.704-2(i)(2).

(g)       Basis Adjustments. To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Reg. § 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

C.2       Regulatory Allocations. The Regulatory Allocations set forth in Section 1 of this Exhibit C are intended to comply with certain requirements of the Regulations promulgated under Code Section 704(b)(2). Notwithstanding any other provisions of Article 4 and this Exhibit C, (other than the Regulatory Allocations), all remaining Profits and Losses (including items of income, gain, loss and deduction) shall be allocated among the Members in proportion to their Profits Interests so that, when combined with the Regulatory Allocations, the net allocations of Profits and Losses (including items of income, gain, loss and deduction) shall, to the greatest extent possible, be equal to the net allocations that would have been made pursuant to Section 1 of this Exhibit C had no such Regulatory Allocations been required. Notwithstanding the preceding sentence, the special allocation of Member Funded Deductions pursuant to Section 1(f) of this Exhibit C shall not be taken into account until and only to the extent that there is a net decrease in Member Minimum Gain.